FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

   1    Translation of letter to the Buenos Aires Stock Exchange dated April 12, 2017

TRANSLATION
Autonomous City of Buenos Aires, April 12, 2017

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: YPF S.A. enters into an agreement with Schlumberger Oilfield Eastern Ltd.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the Merval Listing Regulations.

In this regard, please be informed that YPF S.A. (hereinafter "YPF") and Schlumberger Oilfield Eastern Ltd. (hereinafter "SPM"), an affiliate of Schlumberger Argentina S.A., executed an agreement (hereinafter the "Agreement") on the date hereof, through which YPF and SPM agreed on the principal terms and conditions for the joint development of a shale oil pilot in two phases, for a total investment amount of USD 390 million plus VAT, in the Bandurria Sur area (hereinafter the "Area"), located in the province of Neuquén (please see attached map), of which SPM will contribute 100%. YPF will continue to be the operator of the Area.

The Agreement provides for a period of exclusivity for the negotiation and execution of definitive agreements. Once definitive agreements have been signed and certain conditions precedent have been fulfilled, SPM will acquire a 49% participating interest in the nonconventional exploitation concession of the Area, with YPF retaining the remaining 51%. The Area covers a total of 228.5 km2.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: April 18, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer

Bandurria Sur Map

68°50'0"W
68°40'0"W
2.510.000
2.520.000
2.530.000
5.780.000
5.770.000
5.760.000
38°10'0"S
38°20'0"S
SAN ROQUE
AGUADA FEDERAL
BANDURRIA CENTRO
LA AMARGA CHICA
BAJADA DEL PALO
BAJADA DE AÑELO
BANDURRIA SUR
(YPF)
228,5 Km2
LOMA CAMPANA
LA CALERA
Añelo
1
2
3
4
5
6
7
8

ESQUINEROS BANDURRIA SUR

ESQ	NOMBRE	Y_Pos	X_Pos
1	BANDURRIA SUR	2516568,88	5773250,11
2	BANDURRIA SUR	2516568,88	5770192,53
3	BANDURRIA SUR	2524978,55	5770192,53
4	BANDURRIA SUR	2534066,18	5757857,23
5	BANDURRIA SUR	2527009,18	5757847,23
6	BANDURRIA SUR	2522068,18	5761847,23
7	BANDURRIA SUR	2507759,18	5761847,23
8	BANDURRIA SUR	2507759,18	5773250,11

Las coordenadas de los esquineros están en Proyección Gauss Kruger faja 2 donde:
la Y es el eje de abscisas (Este-Oeste)
la X es el eje de ordenadas (Norte-Sur)

MENDOZA
LA PAMPA
NEUQUÉN
RÍO NEGRO

YPF

DIRECCIÓN DE EXPLORACIÓN
GERENCIA DE GEOFÍSICA
CARTOGRAFÍA

REPÚBLICA ARGENTINA
CUENCA NEUQUINA
PROVINCIA DEL NEUQUÉN

BANDURRIA SUR

0 1,5 3 km

Proyección Gauss Kruger Faja 2
Marco de Referencia Campo Inchauspe

Autor:	Fecha:	Código:	Ubicación:
CARTOGRAFÍA	21/07/2015	ARG_NQN